UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ___________

Commission File Number 0-2762

MAXCO, INC.

(Exact Name of Registrant as Specified in its Charter)

Michigan	38-1792842
(State or other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*
1118 Centennial Way, Lansing, Michigan	48917
(Address of principal executive offices)	*(Zip Code)*

Registrant's Telephone Number, including area code: (517) 321-3130

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
NONE	NONE

Securities registered pursuant to Section 12(g) of the Act:

Common stock	Series Three Preferred Stock
(Title of Class)	*(Title of Class)*

Indicate by check mark whether the registrant (1) has filed all annual, quarterly and other reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months and (2) has been subject to the filing requirements for at least the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of May 31, 2003: $6,174,215.

At May 31, 2003, there were 3,101,195 outstanding shares of Registrant's common stock.

Documents Incorporated By Reference

NONE

MAXCO, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1 - BUSINESS

Maxco, Inc. ("the Company") is a Michigan corporation incorporated in 1946. Maxco currently operates in the heat-treating business segment through Atmosphere Annealing Inc., a production metal heat-treating service company. Maxco also has investments in real estate and investments representing less than majority interests in the following: a registered investor advisory firm; a registered broker-dealer of securities that is primarily focused on the trading of fixed income investments over the Internet; a company offering a business-to-business vertical web portal designed to bring solution-seekers together with solution-providers; a limited partnership that has equity investments in companies focused on the information technology, telecommunications, and medical technology markets; two technology-related businesses; and one energy-related business.

During the year ended March 31, 2003, Maxco sold its wholly owned subsidiary, Ersco Corporation and sold the business and substantially all of the assets of its wholly owned subsidiary, Pak Sak Industries, Inc. Additionally, Maxco's unconsolidated real estate affiliate, L/M Associates II, sold a significant portion of its portfolio. The Company reduced the carrying amount of its remaining investment in real estate by $4.7 million and recorded a charge to income to recognize a $3.3 million decline in the value of certain other investments. Maxco received additional consideration as final payment from the sale of Strategic Interactive (Maxco's former 45% owned affiliate sold to Provant, Inc. in October 1998) in the form of cash and Provant stock.

HEAT TREATING

Atmosphere Annealing, Inc.

Atmosphere Annealing, Inc. provides metal heat treating, phosphate coating and bar shearing and sawing services to the cold forming, stamping, forging and casting industries. Its services are sold through Atmosphere's own sales personnel and outside sales representatives, primarily to automotive companies and automotive suppliers. This unit's facilities are located in Lansing, Michigan; Canton, Ohio; and North Vernon, Indiana.

Since Atmosphere is a service business, inventory levels for this segment are traditionally small and consist mainly of steel inventory, various lubricants and other materials used in the heat treating, phosphate coating or bar shearing and sawing process. Inventories of this segment represent 100% of Maxco's total inventories at March 31, 2003. In addition to pickup and delivery of consigned inventory by its customers, Atmosphere maintains its own trucks, which are in operation 24 hours a day throughout the Midwest to insure prompt pickup and delivery.

The heat-treating industry is competitive with over 250 heat treaters in Michigan, Ohio, and Indiana. Atmosphere specializes in high volume, low priced, ferrous heat-treating using large furnaces. In its market niche of this type of heat-treating, Atmosphere competes with only a limited number of competitors. Much of the commercial heat treating industry is comprised of smaller companies that specialize in higher priced batch heat-treating such as carburizing, nitriding, tool and die, brazing, salt bath or induction hardening.

This unit's response time to its customer just-in-time requirements does not result in significant backlog for this segment. Growth is possible by this unit in the future due to its customers' outsourcing of high volume heat-treating services. These services are usually outsourced by Atmosphere's customers because of extensive storage requirements, costs, and other issues.

Sales for this unit are fairly consistent throughout the year with the exception of lower volume during model changeovers for its automotive customers in July, and during the winter holiday season. Sales to a single or a few customers are significant to this segment. This segment accounted for 100% of consolidated net sales for the years ended March 31, 2003, 2002, and 2001.

INVESTMENT IN REAL ESTATE

Maxco has ownership interests ranging from 25-50% in primarily two LLC's which have been involved in the development and ownership of real estate in central Michigan. Effective January 1, 2000, a Master LLC (L/M Associates II) was formed consisting of the majority of the stabilized buildings in which Maxco and others had an ownership interest. At March 31, 2003 Maxco's ownership interest in the Master LLC was approximately 31%. The other LLC (L/M Associates) includes properties under development that are not fully leased or individual properties not included in the Master LLC.

In early 2002, Maxco, as managing member of L/M Associates, which is the managing member of L/M Associates II, began negotiations to sell substantially all of the properties in the real estate portfolio of L/M Associates II. In June 2002, L/M Associates II entered into an agreement to sell the properties within the Master LLC to an outside investor. The transaction was approved by more than 75% of the member interests in July 2002. This transaction was completed in January 2003. As part of this transaction, L/M Associates agreed to reinvest a portion of its distributable share of the proceeds to acquire approximately a 16% interest in the acquiring entity. By agreement, this investment may be repurchased prior to July 2004 by a member of the acquiring entity. After July 2004, L/M Associates has the ability to require the same member to repurchase the investment. Approximately $18.2 million of Maxco's guarantees on its real estate debt were eliminated as a result of the sale of the Master LLC properties.

Impairment charges totaling $4.7 million were recognized during the year to reduce the carrying value of the Company's investment in real estate to the estimated realizable value.

Additionally, the Company is actively pursuing the liquidation of the remaining portion of Maxco's real estate investments.

Maxco also has an investment in Nilson Builders, a residential home builder, as well as LandEquities, which was previously engaged in the construction, leasing, and space planning for its clients including the L/M company portfolios. These entities have been discontinued and their assets are currently being liquidated.

OTHER INVESTMENTS

In addition to its investments in real estate, the Company has other investments in 50% or less owned affiliates.

Maxco's equity interest is 20% or greater in the following companies and consequently is accounted for using the equity method: approximately a 24% interest in Integral Vision, Inc. (formerly Medar, Inc.), a company that develops, manufactures, and markets microprocessor-based process monitoring and control systems related to optical inspection for use in industrial manufacturing environments; a one-third interest in Blasen Brogan Asset Management Company, a registered investor advisory firm; approximately a 12% direct (36% indirect) interest in Phoenix Financial Group, LTD and its subsidiary Cambridge Group Investments, LTD (dba Bondpage.com), a registered broker-dealer of securities that is primarily focused on the trading of fixed income investments over the Internet; a 50% equity interest in Foresight Solutions, Inc., a developer of accounting and business software for small to medium size businesses; and a 50% interest in Robinson Oil Company, LLC, which is in the business of acquiring and developing oil and gas interests.

Maxco's equity interest is less than 20% in the following companies and consequently is accounted for using the cost method: approximately 6% of the common stock of MYOEM.COM, a company offering a business-to-business vertical web portal designed to bring solution-seekers together with solution-providers; and a 16% interest in Vertical VC, a limited partnership that has equity investments in companies focused on the information technology, telecommunications, and medical technology markets.

The Company recorded an impairment charge of $3.3 million related to its investments in Integral Vision, Foresight Solutions, Inc., MYOEM.COM, and Vertical VC in 2003.

In November 1999, Maxco began accounting for its investment in Provant, Inc. common stock as securities available for sale as defined by FASB 115. Consequently, the securities are carried at market value with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. In 2003 and 2002 the Company recognized previously unrealized losses on its investment in Provant as other than temporary impairments in its statement of operations of $1.4 million and $3.1 million, respectively. In 2003, Maxco received additional consideration as one of the former shareholders of Strategic Interactive (Maxco's former 45% owned affiliate sold to Provant, Inc. in October 1998) in the form of cash and Provant stock. At March 31, 2003, the unrealized loss on Provant stock was approximately $56,000 net of tax.

DISCONTINUED OPERATIONS

Maxco's discontinued operations include Ersco Corporation, which distributes concrete construction products and accessories, fabricates reinforcing steel and rents concrete forms used in road and commercial building construction; and Pak-Sak Industries, Inc., which extrudes polyethylene film and converts it into a variety of polyethylene bags and packaging materials.

For additional information regarding the Company's discontinued operations, see Note 12 to "Notes to Consolidated Financial Statements."

RESEARCH AND DEVELOPMENT

Expenditures on research activities related to development or improvement of products were not significant.

MAJOR CUSTOMERS

The nature of the Company's services may produce sales to one or a small number of customers in excess of 10% of total sales in any one year. It is possible that the specific customers reaching this threshold may change from year to year. Loss of any one of these customers could have a material impact on the Company's results of operations. For the year ended March 31, 2003 sales to Honda of America Manufacturing, Inc. and GM Powertrain represented 27.2% and 17.3% of consolidated sales, respectively. Amounts due from these customers represented 41.8% of the respective outstanding trade receivable balance at March 31, 2003. For the year ended March 31, 2002 sales to Honda of America Manufacturing, Inc. and GM Powertrain represented 20.1% and 15.7% of consolidated sales, respectively. Amounts due from these customers represented 37.5% of the respective outstanding trade receivable balance at March 31, 2002. For the year ended March 31, 2001 sales to Honda of America Manufacturing, Inc. and GM Powertrain represented 14.8% and 20.7% of consolidated sales, respectively.

ENVIRONMENTAL FACTORS
Compliance by Maxco and its operating subsidiaries with environmental protection laws had no material effect on capital expenditures, earnings, or competitive position.

EMPLOYEES
At March 31, 2003, Maxco and its wholly owned subsidiaries employed approximately 280 full time employees.

EXPORT SALES AND FOREIGN OPERATIONS
The Company and its operating subsidiaries had no foreign operations or material export sales during the years ended March 31, 2003, 2002, or 2001.

ITEM 2 - PROPERTIES
The following table provides information relative to the principal properties owned or leased by the Company and its operating subsidiaries as of March 31, 2003. The Company considers its facilities to be in good operating condition.

LOCATION	APPROXIMATE SIZE	OWNED/LEASED	USE
HEAT TREATING			
Atmosphere Annealing, Inc.			
Lansing, MI	145,000 sq ft	Leased	Plant and administrative offices
Lansing, MI	58,000 sq ft	Leased	Heat treating plant
Canton, OH	160,000 sq ft on 8 acres	Owned[A]	Heat treating plant
N. Vernon, IN	88,000 sq ft on 6 acres	Owned[A]	Heat treating plant
CORPORATE			
Maxco, Inc.			
Lansing, MI	7,200 sq ft on 1.9 acres	Owned[A]	Executive offices
Thornapple Township, MI	150 acres	Owned[B]	Held for investment
Eaton Rapids, MI	9,300 sq ft on 1.5 acres	Owned	Leased to Axson, N.A.
Sparta, MI	78,000 sq ft on 2.5 acres	Owned[A]	Leased to Packaging Personified, Inc.

[A] Subject to a mortgage
[B] Property was sold subsequent to March 31, 2003

Expiration dates of leases relative to the Company's principal properties range from 2003 to 2016. Leases expiring within 12 months are expected to be renewed at substantially the same terms as the present leases.

ITEM 3 - LEGAL PROCEEDINGS
None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
None

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Maxco's common stock trades on the Nasdaq SmallCap Market under the symbol MAXC. The approximate number of record and beneficial holders of Maxco's common stock at May 31, 2003 was 500.

The range of high and low sales prices for the last two years as reported by NASDAQ were:

YEAR	QUARTER ENDED	HIGH	LOW
2001	March 31	9.50	5.25
	June 30	7.75	5.52
	September 30	7.03	4.66
	December 31	7.00	2.70
2002	March 31	7.37	4.16
	June 30	6.44	4.84
	September 30	6.00	4.31
	December 31	7.16	4.40
2003	March 31	6.50	1.53

No cash dividends on common stock have been paid during any period.

PART I

ITEM 1 - BUSINESS

Maxco, Inc. ("the Company") is a Michigan corporation incorporated in 1946. Maxco currently operates in the heat-treating business segment through Atmosphere Annealing Inc., a production metal heat-treating service company. Maxco also has investments in real estate and investments representing less than majority interests in the following: a registered investor advisory firm; a registered broker-dealer of securities that is primarily focused on the trading of fixed income investments over the Internet; a company offering a business-to-business vertical web portal designed to bring solution-seekers together with solution-providers; a limited partnership that has equity investments in companies focused on the information technology, telecommunications, and medical technology markets; two technology-related businesses; and one energy-related business.

During the year ended March 31, 2003, Maxco sold its wholly owned subsidiary, Ersco Corporation and sold the business and substantially all of the assets of its wholly owned subsidiary, Pak Sak Industries, Inc. Additionally, Maxco's unconsolidated real estate affiliate, L/M Associates II, sold a significant portion of its portfolio. The Company reduced the carrying amount of its remaining investment in real estate by $4.7 million and recorded a charge to income to recognize a $3.3 million decline in the value of certain other investments. Maxco received additional consideration as final payment from the sale of Strategic Interactive (Maxco's former 45% owned affiliate sold to Provant, Inc. in October 1998) in the form of cash and Provant stock.

HEAT TREATING

Atmosphere Annealing, Inc.

Atmosphere Annealing, Inc. provides metal heat treating, phosphate coating and bar shearing and sawing services to the cold forming, stamping, forging and casting industries. Its services are sold through Atmosphere's own sales personnel and outside sales representatives, primarily to automotive companies and automotive suppliers. This unit's facilities are located in Lansing, Michigan; Canton, Ohio; and North Vernon, Indiana.

Since Atmosphere is a service business, inventory levels for this segment are traditionally small and consist mainly of steel inventory, various lubricants and other materials used in the heat treating, phosphate coating or bar shearing and sawing process. Inventories of this segment represent 100% of Maxco's total inventories at March 31, 2003. In addition to pickup and delivery of consigned inventory by its customers, Atmosphere maintains its own trucks, which are in operation 24 hours a day throughout the Midwest to insure prompt pickup and delivery.

The heat-treating industry is competitive with over 250 heat treaters in Michigan, Ohio, and Indiana. Atmosphere specializes in high volume, low priced, ferrous heat-treating using large furnaces. In its market niche of this type of heat-treating, Atmosphere competes with only a limited number of competitors. Much of the commercial heat treating industry is comprised of smaller companies that specialize in higher priced batch heat-treating such as carburizing, nitriding, tool and die, brazing, salt bath or induction hardening.

This unit's response time to its customer just-in-time requirements does not result in significant backlog for this segment. Growth is possible by this unit in the future due to its customers' outsourcing of high volume heat-treating services. These services are usually outsourced by Atmosphere's customers because of extensive storage requirements, costs, and other issues.

Sales for this unit are fairly consistent throughout the year with the exception of lower volume during model changeovers for its automotive customers in July, and during the winter holiday season. Sales to a single or a few customers are significant to this segment. This segment accounted for 100% of consolidated net sales for the years ended March 31, 2003, 2002, and 2001.

INVESTMENT IN REAL ESTATE

Maxco has ownership interests ranging from 25-50% in primarily two LLC's which have been involved in the development and ownership of real estate in central Michigan. Effective January 1, 2000, a Master LLC (L/M Associates II) was formed consisting of the majority of the stabilized buildings in which Maxco and others had an ownership interest. At March 31, 2003 Maxco's ownership interest in the Master LLC was approximately 31%. The other LLC (L/M Associates) includes properties under development that are not fully leased or individual properties not included in the Master LLC.

In early 2002, Maxco, as managing member of L/M Associates, which is the managing member of L/M Associates II, began negotiations to sell substantially all of the properties in the real estate portfolio of L/M Associates II. In June 2002, L/M Associates II entered into an agreement to sell the properties within the Master LLC to an outside investor. The transaction was approved by more than 75% of the member interests in July 2002. This transaction was completed in January 2003. As part of this transaction, L/M Associates agreed to reinvest a portion of its distributable share of the proceeds to acquire approximately a 16% interest in the acquiring entity. By agreement, this investment may be repurchased prior to July 2004 by a member of the acquiring entity. After July 2004, L/M Associates has the ability to require the same member to repurchase the investment. Approximately $18.2 million of Maxco's guarantees on its real estate debt were eliminated as a result of the sale of the Master LLC properties.

Impairment charges totaling $4.7 million were recognized during the year to reduce the carrying value of the Company's investment in real estate to the estimated realizable value.

Additionally, the Company is actively pursuing the liquidation of the remaining portion of Maxco's real estate investments.

Maxco also has an investment in Nilson Builders, a residential home builder, as well as LandEquities, which was previously engaged in the construction, leasing, and space planning for its clients including the L/M company portfolios. These entities have been discontinued and their assets are currently being liquidated.

OTHER INVESTMENTS
In addition to its investments in real estate, the Company has other investments in 50% or less owned affiliates.

Maxco's equity interest is 20% or greater in the following companies and consequently is accounted for using the equity method: approximately a 24% interest in Integral Vision, Inc. (formerly Medar, Inc.), a company that develops, manufactures, and markets microprocessor-based process monitoring and control systems related to optical inspection for use in industrial manufacturing environments; a one-third interest in Blasen Brogan Asset Management Company, a registered investor advisory firm; approximately a 12% direct (36% indirect) interest in Phoenix Financial Group, LTD and its subsidiary Cambridge Group Investments, LTD (dba Bondpage.com), a registered broker-dealer of securities that is primarily focused on the trading of fixed income investments over the Internet; a 50% equity interest in Foresight Solutions, Inc., a developer of accounting and business software for small to medium size businesses; and a 50% interest in Robinson Oil Company, LLC, which is in the business of acquiring and developing oil and gas interests.

Maxco's equity interest is less than 20% in the following companies and consequently is accounted for using the cost method: approximately 6% of the common stock of MYOEM.COM, a company offering a business-to-business vertical web portal designed to bring solution-seekers together with solution-providers; and a 16% interest in Vertical VC, a limited partnership that has equity investments in companies focused on the information technology, telecommunications, and medical technology markets.

The Company recorded an impairment charge of $3.3 million related to its investments in Integral Vision, Foresight Solutions, Inc., MYOEM.COM, and Vertical VC in 2003.

In November 1999, Maxco began accounting for its investment in Provant, Inc. common stock as securities available for sale as defined by FASB 115. Consequently, the securities are carried at market value with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. In 2003 and 2002 the Company recognized previously unrealized losses on its investment in Provant as other than temporary impairments in its statement of operations of $1.4 million and $3.1 million, respectively. In 2003, Maxco received additional consideration as one of the former shareholders of Strategic Interactive (Maxco's former 45% owned affiliate sold to Provant, Inc. in October 1998) in the form of cash and Provant stock. At March 31, 2003, the unrealized loss on Provant stock was approximately $56,000 net of tax.

DISCONTINUED OPERATIONS
Maxco's discontinued operations include Ersco Corporation, which distributes concrete construction products and accessories, fabricates reinforcing steel and rents concrete forms used in road and commercial building construction; and Pak-Sak Industries, Inc., which extrudes polyethylene film and converts it into a variety of polyethylene bags and packaging materials.

For additional information regarding the Company's discontinued operations, see Note 12 to "Notes to Consolidated Financial Statements."

RESEARCH AND DEVELOPMENT
Expenditures on research activities related to development or improvement of products were not significant.

MAJOR CUSTOMERS
The nature of the Company's services may produce sales to one or a small number of customers in excess of 10% of total sales in any one year. It is possible that the specific customers reaching this threshold may change from year to year. Loss of

Revenue Recognition
The Company recognizes revenue from product sales upon transfer of title, which is upon shipment. An estimate of reserves is recorded for anticipated returns and credit memos which will be issued on sales recognized to date. The SEC's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

Goodwill, Intangible and Other Long-Lived Assets
Property, plant, and equipment, and certain other definite-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the asset will be useful to the Company.

Effective April 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142") which resulted in the discontinuance of amortization of goodwill and indefinite-lived intangible assets that were recorded in connection with previous business combinations. Goodwill, intangible, and other long-lived assets are reviewed by management for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If management believes impairment may exist, an assessment is performed. This assessment consists of comparing the estimated undiscounted future cash flows with the carrying amount of the long-lived assets. If the undiscounted future cash flows are less than the carrying amounts of the long-lived assets, the Company adjusts the carrying amount of the long-lived assets to their estimated fair value. Fair value is determined by anticipated future cash flows discounted at a rate commensurate with the risk involved. All of the Company's goodwill is related to the heat treating segment. Goodwill totaled approximately $1.4 million at March 31, 2003 and represented 3% of total assets. Amortization expense for the years ended March 31, 2003, 2002, and 2001 was $30,000, $277,000, and $434,000, respectively.

During 2003, the Company performed the impairment tests of its goodwill and indefinite-lived intangible assets required by SFAS No. 142. The Company's tests indicated that the fair value of its heat treating segment, which was determined by using discounted cash flows and market multiples, exceeded the carrying value. As a result, the Company did not record an impairment charge for this segment in the accompanying financial statements. The Company will continue to perform an impairment review on an annual basis (or more frequently if impairment indicators arise).

The following table presents net loss and net loss per share information as if goodwill were no longer amortized as of April 1, 2000:

	Year Ended March 31,		
	2003	**2002**	**2001**
	(in thousands, except per share data)		
Net loss	$ (12,825)	$ (4,342)	$ (4,568)
Net loss per common share—basic and diluted	$ (4.27)	(1.53)	$ (1.60)

RESULTS OF OPERATIONS
The following is a discussion of the major elements relating to Maxco's financial and operating results for 2003 compared with 2002, and 2002 compared with 2001. The comments that follow should be read in conjunction with Maxco's Consolidated Financial Statements and related notes, contained in Part II, Item 8 of this report.

Except for the historical information contained herein, the matters discussed in this report are forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the securities Act of 1933 and Section 21 E of the Securities Act of 1934. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements represent the company's best estimates as of the date of this report. The company assumes no obligation to update such estimates except as required by the rules and regulations of the Securities and Exchange Commission.

2003 versus 2002
Net sales increased to $36.8 million in 2003 compared to $34.7 million in 2002. Operating loss was $534,000 in 2003 compared to a loss of $9,000 for the comparable period in 2002. Net loss was $12.8 million, a loss of $13.2 million after preferred dividends, or a loss of $4.27 per share assuming dilution compared to last year's net loss of $4.5 million, a loss of $4.9 million after preferred dividends, or a loss of $1.58 per share assuming dilution.

Sales and operating earnings for the years ending March 31, 2003 and 2002 by the Company's heat treating and corporate and other segments were as follows:

	Year Ended March 31, 2003		Year Ended March 31, 2002	
	Net Sales	Operating Earnings (Loss)	Net Sales	Operating Earnings (Loss)
	(in thousands)			
Heat treating	$ 36,740	$ 2,147	$ 34,364	$ 2,482
Corporate and other	87	(2,681)	332	(2,491)

The increase in net sales at the heat treating segment was due to increased business with Honda of America Manufacturing, Inc. Offsetting this increase was a decrease in sales to a customer who moved a portion of their heat treating requirements in-house or to another vendor. The decrease in revenue at corporate was due to a reduction in rental income of $257,000 from the prior year as a result of the sale of two buildings in the first quarter.

Consolidated gross profit (net sales less cost of sales and operating expenses) decreased $660,000 to $13.5 million from $14.2 million. Consolidated gross margin (gross profit as a percentage of net sales) decreased to 36.7% from 40.9%. The decrease in heat treating sales to a customer who moved a portion of their heat treating requirements in-house or to another vendor was the primary reason that gross profit declined in 2003. Reductions in the costs of labor, natural gas, and shipping totaling $788,000 were offset by higher maintenance costs of $559,000. Gross margin decreased primarily as a result of the increased sales to Honda. By agreement, the Company is required to purchase and bill Honda for the steel used in the heat treating process resulting in lower margins. Contributing to the decline in gross profit and gross margin was the reduction in rental income of $257,000 described above.

Selling, general, and administrative ("SG&A") expenses increased $277,000 or 2.5% to $11.3 million from $11.0 million. Fees charged by a primary lender of approximately $138,000 and costs associated with efforts to secure alternative financing totaling $248,000 were the principal reasons for the increase in SG&A. Corporate expenses for outside services were reduced by $93,000. SG&A expenses for the Company's heat-treating segment were comparable to the prior year.

The Company recognized gains totaling $149,000 from the sale of two of the Company's buildings.

Depreciation and amortization expense decreased $263,000 to $2.9 million from $3.2 million primarily due to the discontinuation of the amortization of goodwill and the reduced depreciation resulting from the sale of the two buildings.

Investment and interest income was higher in the prior year primarily due to the Company receiving $273,000 from a fund demutualization in that period.

Gains on the sale of investments decreased $2.7 million from a gain in 2002 of $2.4 million to a loss of $265,000 in 2003. In 2003, the Company recorded a charge of $265,000 to adjust a note receivable to a realizable amount. In fiscal 2002 the Company recognized income of $2.0 million representing Maxco's remaining share of the additional consideration to be received as one of the former shareholders of Strategic Interactive, Inc. (Maxco's former 45% owned affiliate sold to Provant, Inc. in October 1998). The payment was made to the Company in cash and common stock in fiscal 2003. The Company also recognized a gain of approximately $422,000 on the sale of its investment in Mid-State Industrial Services, Inc. in 2002.

Interest expense decreased 9% to $1.9 million from $2.1 million. A reduction in interest expense due to lower borrowing levels was partially offset by penalty interest charged by a primary lender.

The Company recorded the following charges to recognize declines in the value of its investments that were deemed other than temporary:

	Year Ended March 31, 2003	2002
	(in thousands)	
Provant	$ 1,360	$ 3,103
Real estate	4,698	-
Foresight Solutions	2,790	-
Integral Vision	122	-
Vertical VC	250	-
MYOEM.COM	100	-
	$ 9,320	$ 3,103

Equity in net income (loss) of affiliates consists of Maxco's share of the operating results of 50% or less owned entities accounted for under the equity method. On a consolidated basis, equity in net loss of affiliates was $614,000, net of tax, for the year ended March 31, 2003, compared to a loss of $528,000, net of tax, for the prior year comparable period.

Due to the uncertainty of future realization of deferred tax assets, a valuation allowance of $3.0 million was recorded in 2003 resulting in a variation from the statutory rate of 34%.

2002 versus 2001

Net sales decreased to $34.7 million in 2002 compared to $39.6 million in 2001. Operating loss was $9,000 in 2002 compared to earnings of $382,000 for the comparable period in 2001. Net loss was $4.5 million, a loss of $4.9 million after preferred dividends, or a loss of $1.58 per share assuming dilution compared to the prior year's net loss of $4.8 million, a loss of $5.2 million after preferred dividends, or a loss of $1.68 per share assuming dilution.

Sales and operating earnings for the years ending March 31, 2002 and 2001 by the Company's heat treating and corporate and other segments were as follows:

	March 31, 2002		March 31, 2001	
	Net Sales	Operating Earnings (Loss)	Net Sales	Operating Earnings (Loss)
	(in thousands)			
Heat treating	$ 34,364	$ 2,482	$ 39,229	$ 3,670
Corporate and other	332	(2,491)	331	(3,289)

The decrease in net sales at the heat treating segment was due to a slowdown in production experienced by its automotive customers.

Consolidated gross profit (net sales less cost of sales and operating expenses) decreased $909,000 to $14.2 million from $15.1 million. Consolidated gross margin (gross profit as a percentage of net sales) increased to 40.9% from 38.1%. Although gross margin improved for the Company's heat treating segment as a result of cost cutting measures, gross profit decreased primarily due to the lower sales volume.

Selling, general, and administrative ("SG&A") expenses decreased $940,000 or 7.9% to $11.0 million from $11.9 million. SG&A expenses for the corporate segment decreased approximately $215,000 as a result of reduced employee costs. Additionally, the Company took charges amounting to approximately $456,000 in the prior year to adjust certain notes receivable and the carrying value of a building held for sale to realizable amounts. SG&A expenses for the Company's heat-treating segment decreased $230,000 as a result of reduced employee levels.

Depreciation and amortization expense increased $422,000 to $3.2 million from $2.8 million primarily due to additions of property and equipment at the Company's heat treating segment.

As a result of the facts discussed above, operating profit decreased $391,000 to a loss of $9,000 from profit of $382,000.

Investment and interest income was higher in the current year primarily due to the Company receiving $273,000 from a mutual fund demutualization.

Gains on the sale of investments increased $1.8 million from $675,000 to $2.4 million. In fiscal 2002 the Company recognized income of $2.0 million representing Maxco's remaining share of the additional consideration to be received as one of the former shareholders of Strategic Interactive, Inc. (Maxco's former 45% owned affiliate sold to Provant, Inc. in October 1998). The payment was made to the Company in cash and common stock in fiscal 2003. The Company also recognized a gain of approximately $422,000 on the sale of its investment in Mid-State Industrial Services, Inc. in 2002. In fiscal 2001 the Company recognized income of $675,000 representing Maxco's guaranteed share of the additional consideration to be received as one of the former shareholders of Strategic Interactive, Inc.

Interest expense decreased 27% to $2.1 million from $2.9 million. This was primarily the result of reduced borrowing levels.

The Company recorded the following charges to recognize declines in the value of its investments that were deemed other than temporary:

	Year Ended March 31, 2002	2001
	(in thousands)	
Provant	$ 3,103	$ -
Integral Vision	-	1,362
	$ 3,103	$ 1,362

Equity in net income (loss) of affiliates consists of Maxco's share of the operating results of 50% or less owned entities accounted for under the equity method. On a consolidated basis, equity in net loss of affiliates, net of tax, was $528,000 for the year ended March 31, 2002, compared to a loss of $2.1 million for the prior year comparable period. This was primarily the result of the Company's investment in Integral Vision, Inc. For Maxco's fiscal year ended March 31, 2001, its proportionate share of Integral Vision's net loss, net of tax, totaled $1.3 million.

The Company's effective tax rate varied from the statutory rate of 34% due to certain expenses, which are not deductible for tax purposes.

LIQUIDITY AND SOURCES OF CAPITAL

Operating activities for 2003 generated $2.3 million in cash. Earnings, after non-cash adjustments, generated $898,000 of that amount. Changes in net working capital generated approximately $2.8 million. Advances to operations that were discontinued in the third quarter used $1.5 million.

Overall, the Company's working capital deficit (defined as current assets less current liabilities) increased from $16.8 million at March 31, 2002 to $19.3 million at March 31, 2003. The Company had $14.5 million of its debt classified as short term at March 31, 2003 due to forbearance agreements reached with two principal lenders which expire in 2003. The Company is currently pursuing other financing options.

The aggregate principal maturities of long-term debt are approximately $995,000 in 2004, $767,000 in 2005, and $346,000 thereafter.

The Company generated approximately $11.6 million in cash from investing activities. Specifically, during the year, the Company received $7.7 million in cash from the sale of its wholly owned subsidiaries Ersco Corporation and Pak Sak Industries. The Company generated approximately $2.5 million from the sale of two buildings. The Company received $1.1 million in cash representing the cash portion of the additional consideration received as one of the former shareholders of Strategic Interactive, Inc. (Maxco's former 45% owned affiliate sold to Provant, Inc. in October 1998).

Net cash used in financing activities during the year amounted to $13.8 million. Repayments of long-term and short-term obligations were $18.3 million. In connection with the sale of Ersco Corporation, the acquiring company retired certain other Maxco debt in excess of the sale price resulting in a note payable to the acquiring company of approximately $4.1 million. At March 31, 2003 the Company's heat treating segment, Atmosphere Annealing (Atmosphere), had a $4 million line of credit facility. This facility is secured by their assets. The amount that can be borrowed under this facility is dependent on certain accounts receivable levels at Atmosphere. At March 31, 2003, based on these specific collateral levels, Atmosphere could borrow up to $4.0 million under its line of credit, approximately all of which was borrowed. The line is under forbearance which expires in July 2003.

Maxco's heat treating segment occupies facilities and uses equipment under operating lease agreements requiring annual rental payments approximating $493,000 in 2004, $185,000 in 2005, $121,000 in 2006, $55,000 in 2007, and $55,000 in 2008 for a total commitment aggregating $909,000.

At March 31, 2003, the 2,240,605 shares of Integral Vision (formerly Medar) common stock that Maxco owns had an aggregate market value of approximately $560,000. Maxco's investment in Integral Vision is reflected in Maxco's financial statements under the equity method for all periods presented as the Company owns greater than 20% of Integral Vision's outstanding stock.

At March 31, 2003, the 2,837,089 shares of Provant common stock that Maxco owns had an aggregate market value of approximately $312,000. Maxco's investment in Provant is reflected in Maxco's financial statements as an available-for-sale security.

Subsequent to March 31, 2003 the Company sold land for $1.0 million, the proceeds of which were primarily used to retire debt.

The Company's ability to meet its short term and long term debt service and other obligations (including compliance with financial covenants) will be dependent upon its future operating performance and the successful renegotiation of its credit facilities. These dependencies will be subject to financial, business and other factors, certain of which are beyond the Company's control, such as prevailing economic conditions. There can be no assurance that the Company will be able to secure additional financing on satisfactory terms or in the near future. The Company believes that funds generated by its operations and anticipated funds available under other credit facilities will be sufficient to finance short term capital needs, as well as to fund existing operations for the foreseeable future. However, in the event that the Company is unable to successfully renegotiate its credit facilities, the Company has long term equity investments that it is actively liquidating to meet its debt service requirements.

SEASONAL AND QUARTERLY FLUCTUATIONS

The following table sets forth consolidated operating data for each of the eight quarters ended March 31, 2003. The unaudited quarterly information has been prepared on the same basis as the annual information and, in management's opinion, includes all adjustments, consisting of only normal recurring entries, necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended							
	Fiscal 2002				Fiscal 2003			
	6/30/01	9/30/01	12/31/01	3/31/02	6/30/02	9/30/02	12/31/02	3/31/03
	(in thousands, except per share data)							
Net Sales [3]	$ 9,121	$ 8,843	$ 8,183	$ 8,548	$ 8,926	$ 8,908	$ 8,701	$ 10,292
Gross profit [3]	3,476	3,652	3,245	3,808	3,551	3,146	3,296	3,529
Gains on sale of investments [1]			2,447					
Loss on investment [2]			(3,103)		(80)	(4,280)		(4,960)
Equity in net income (loss) of affiliates, net of tax	87	(73)	(22)	(520)	(309)	(122)	(76)	(107)
Income (loss) from discontinued operations [3]	282	9	(783)	(2,182)	5	(1,666)	151	(227)
Net income (loss)	404	(282)	(1,651)	(2,973)	(418)	(5,224)	(572)	(6,611)
Net income (loss) per common share—diluted:								
Continuing operations	$ 0.01	$ (0.12)	$ (0.32)	$ (0.29)	$ (0.17)	$ (1.18)	$ (0.27)	$ (2.09)
Discontinued operations [3]	0.09	-	(0.25)	(0.70)	-	(0.54)	0.05	(0.07)
	$ 0.10	$ (0.12)	$ (0.57)	$ (0.99)	$ (0.17)	$ (1.72)	$ (0.22)	$ (2.16)

[1] Includes $2.0 million of additional consideration as one of the former shareholders of Strategic Interactive, Inc. (Maxco's former 45% owned affiliate sold to Provant, Inc. in October 1998) and a gain of $422,000 on the sale of the Company's investment in Mid-State Industrial Services, Inc. in the quarter ended December 31, 2001.

[2] Represents the following to recognize declines in the value of the Company's investments that were deemed other than temporary:

	Quarter Ended			
	12/31/01	6/30/03	9/30/03	3/31/03
	(in thousands)			
Provant	$ (3,103)	$ (80)	$ (1,280)	$ -
Real estate	-	-	(3,000)	(1,698)
Foresight Solutions	-	-	-	(2,790)
Integral Vision	-	-	-	(122)
Vertical VC	-	-	-	(250)
MYOEM.COM	-	-	-	(100)
	$ (3,103)	$ (80)	$ (4,280)	$ (4,960)

[3] In accordance with FASB Statement No. 144, the Company reclassified its results from operations for discontinued operations. See Note 12 to the audited consolidated financial statements.

The sum of the quarterly net income per share amounts may not equal the annual amounts reported. Net income per share is computed independently for each quarter and the full year and is based on the respective weighted average common shares outstanding.

Maxco's sales and operating results have varied from quarter to quarter. Net sales are typically lower in the second and third quarters. The most significant factors affecting these fluctuations are the seasonal buying patterns of the Company's customers due to a customer changeover and the reduced number of business days during the holiday season. In addition, the timing of acquisitions or the occasional sale of corporate investments may cause substantial fluctuations of operating results from quarter to quarter. Maxco expects its net sales and operating results to continue to fluctuate from quarter to quarter.

IMPACT OF INFLATION

Inflation impacts the Company's costs for materials, labor and related costs of manufacturing. Specifically, the Company's heat treating segment experiences fluctuations in the price of natural gas used in the heat treating process. To the extent permitted by competition, the Company has offset these higher costs through selective price increases.

NEW FINANCIAL ACCOUNTING PRONOUNCEMENTS

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Company has not guaranteed any new obligations subsequent to December 31, 2002. In addition, the Company has provided additional disclosures in the accompanying financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002, and are included in the notes to the financial statements included in this Form 10-K.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's variable interest expense is sensitive to changes in the general level of United States interest rates. Some of the Company's interest expense is fixed through long-term borrowings to mitigate the impact of such potential exposure. Additionally, the Company entered into an interest rate swap agreement based on a notional amount of $5.0 million to manage its exposure to interest rate changes. The swap involves the exchange of fixed and variable interest payments without changing the notional principal amount. The Company had total outstanding variable rate long-term and short-term borrowings of $14.8 million at March 31, 2003. A 1% increase from the prevailing interest rates at March 31, 2003 on the unhedged variable rate portion of the Company's long-term and short-term borrowings would increase interest expense by $117,000 based on principal balances at March 31, 2003.

The Company's heat treating segment experiences fluctuations in the price of natural gas used in the heat treating process. These price fluctuations are passed on to the customers as practicable.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The response to this item is submitted in a separate section of this report.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 9 A - CONTROLS AND PROCEDURES

a) Evaluation of disclosure controls and procedures

The Company's chief executive officer and chief financial officer have each reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days before the filling date of this report. Based on that evaluation, the chief executive officer and chief financial officer have each concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed in its periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported, in each case, within the time period specified by the SEC's rules and regulations.

PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information for Item 10 was included in the Form 10K filed on June 30, 2003 with the Securities and Exchange Commission. Please refer to the accompanying Notice of Annual Meeting of Shareholders for updated information for Item 10.

ITEM 11 - EXECUTIVE COMPENSATION

Information for Item 11 was included in the Form 10K filed on June 30, 2003 with the Securities and Exchange Commission. Please refer to the accompanying Notice of Annual Meeting of Shareholders for updated information for Item 11.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information for Item 12 was included in the Form 10K filed on June 30, 2003 with the Securities and Exchange Commission. Please refer to the accompanying Notice of Annual Meeting of Shareholders for updated information for Item 12.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information for Item 13 was included in the Form 10K filed on June 30, 2003 with the Securities and Exchange Commission. Please refer to the accompanying Notice of Annual Meeting of Shareholders for updated information for Item 13.

PART IV

ITEM 15 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) and (2)--The response to this portion of Item 15 is submitted as a separate section of this report.

(b) Reports on Form 8-K:
None

(c) Exhibits
- Subsidiaries of the Registrant
- Consent of Independent Auditors—Ernst & Young LLP
- Consent of Independent Auditors—Moore Stephens Doeren Mayhew
- Certification of Chief Executive Officer
- Certification of Chief Financial Officer

(d) Financial Statement Schedules
The response to this portion of Item 15 is submitted as a separate section of this report.

FORM 10-K--ITEM 15(a)(1) AND (2)

MAXCO, INC. AND SUBSIDIARIES

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of Maxco, Inc. and subsidiaries are included in Item 8:

The following consolidated financial statement schedule of Maxco, Inc. and subsidiaries is included in Item 14(d):

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Financial statements of the Registrant's significant unconsolidated affiliate (Integral Vision, Inc.) are hereby incorporated by reference from the Integral Vision, Inc. Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission (SEC File Number 0-12728).

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors, Maxco, Inc.:

We have audited the accompanying consolidated balance sheets of Maxco, Inc. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003. Our audits also included the financial statement schedule listed in the index at item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements of Integral Vision, Inc. (formerly Medar, Inc.), (a corporation in which the Company has approximately a 24% interest) as of December 31, 2002 and 2001 and for the three years in the period ended December 31, 2002, have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for Integral Vision, Inc., it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxco, Inc. and subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements, taken as a whole, represents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that Maxco, Inc. will continue as a going concern. As more fully described in Note 1 to the consolidated financial statements, Maxco, Inc. is currently negotiating with third parties in an attempt to obtain alternative financing, which, in management's opinion, would provide adequate cash flows to meet its debt service requirements. There can be no assurance that the Company will have sufficient funds to meet current debt service requirements. Uncertainties inherent in obtaining additional sources of funds raise substantial doubt about Maxco, Inc.'s ability to continue as a going concern. Management's intentions with respect to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Notes 1 and 12 to the consolidated financial statements in 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, which changed its method of accounting for goodwill and indefinite-lived intangible assets, and SFAS No. 144, which separately reported discontinued operations for all years reported.

/s/ Ernst & Young LLP

Detroit, Michigan
June 11, 2003

CONSOLIDATED BALANCE SHEETS
MAXCO, INC. AND SUBSIDIARIES

	March 31, 2003	March 31, 2002
	(in thousands)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 391	$ 345
Accounts receivable, less allowance of $150,000 in 2003 and $143,000 in 2002	7,173	7,520
Accounts receivable, related parties	502	464
Note receivable—short-term	-	2,700
Inventories—Note 1	176	356
Prepaid expenses and other	227	550
Income taxes receivable and deferred taxes—Note 7	-	4,506
Current assets of discontinued operations—Note 12	-	15,223
Total Current Assets	8,469	31,664
Marketable Securities—Long Term—Note 1	312	145
Property and Equipment		
Land	446	491
Buildings	6,166	9,033
Machinery, equipment, and fixtures	28,401	28,264
	35,013	37,788
Allowances for depreciation	(12,416)	(10,252)
	22,597	27,536
Other Assets		
Investments—Note 8	1,157	6,018
Notes and contracts receivable and other, less allowance of $600,000 in 2003 and $335,000 in 2002	981	865
Advances to affiliate	3,008	3,008
Note receivable—related party, less allowance of $956,000 in 2001	-	2,349
Intangibles—Note 1	1,424	1,424
Non-current assets of discontinued operations—Note 12	474	14,029
	7,044	27,693
	$ 38,422	$ 87,038
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Notes payable—Note 3	$ 18,780	$ 10,478
Accounts payable	3,425	2,880
Employee compenstion	1,268	1,346
Taxes, interest, and other liabilities	3,004	2,034
Current maturities of long-term obligations	995	2,663
Current liabilities of discontinued operations—Note 12	303	29,109
Total Current Liabilities	27,775	48,510
Long-Term Obligations, less current maturities—Note 3	1,113	11,380
Deferred Income Taxes—Note 7	-	1,983
Non-Current Liabilities of Discontinued Operations—Note 12	-	2,178
Stockholders' Equity—Notes 4 and 5		
Preferred stock:		
Series Three: 10% cumulative callable, $60 face value; 14,784 shares issued and outstanding	678	678
Series Four: 10% cumulative callable, $51.50 face value; 46,414 shares issued and outstanding	2,390	2,390
Series Five: 10% cumulative callable, $120 face value; 6,648 shares issued and outstanding	798	798
Series Six: 10% cumulative callable, $160 face value; 20,000 shares authorized, none issued	-	-
Common stock, $1 par value; 10,000,000 shares authorized, 3,101,195 shares issued and outstanding	3,101	3,101
Accumulated other comprehensive loss	(298)	(78)
Retained earnings	2,865	16,098
Total Stockholders' Equity	9,534	22,987
	$ 38,422	$ 87,038

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
MAXCO, INC. AND SUBSIDIARIES

	Year Ended March 31, 2003	2002	2001
	(in thousands, except per share data)		
Net sales	$ 36,827	$ 34,696	$ 39,560
Costs and expenses:			
Cost of sales and operating expenses	23,305	20,514	24,469
Selling, general, and administrative	11,256	10,979	11,919
Gain on sale of buildings	(149)	-	-
Depreciation and amortization	2,949	3,212	2,790
	37,361	34,705	39,178
Operating Earnings (Loss)	(534)	(9)	382
Other income (expense):			
Investment and interest income	714	887	727
Gain (loss) on sale of investments—Note 8	(265)	2,447	675
Interest expense	(1,944)	(2,096)	(2,864)
Loss on investment—Note 8	(9,320)	(3,103)	(1,362)
	(10,815)	(1,865)	(2,824)
Loss Before Federal Income Taxes, Equity in Net Loss of Affiliates, and Discontinued Operations	(11,349)	(1,874)	(2,442)
Federal income tax benefit—Note 7	(875)	(575)	(745)
Loss Before Equity in Net Loss of Affiliates and Discontinued Operations	(10,474)	(1,299)	(1,697)
Equity in net loss of affiliates, net of tax—Notes 2, 7, and 8	(614)	(528)	(2,098)
Loss from Continuing Operations	(11,088)	(1,827)	(3,795)
Loss from discontinued operations, net of tax—Note 12	(1,737)	(2,674)	(1,010)
Net Loss	(12,825)	(4,501)	(4,805)
Less preferred stock dividends	(408)	(408)	(408)
Net Loss Applicable to Common Stock	$ (13,233)	$ (4,909)	$ (5,213)
Net Loss Per Share—Basic and Diluted—Note 11			
Continuing operations	$ (3.71)	$ (0.72)	$ (1.35)
Discontinued operations	(0.56)	(0.86)	(0.33)
	$ (4.27)	$ (1.58)	$ (1.68)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
MAXCO, INC. AND SUBSIDIARIES

	Number of Common Shares Outstanding	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Totals
			(in thousands)			
Balances at April 1, 2000	3,101	$ 3,866	$ 3,101	$ (877)	$ 26,220	$ 32,310
Net loss for the year					(4,805)	(4,805)
Net unrealized loss on marketable securites, net of taxes of $135,000				(263)		(263)
Total Comprehensive Loss						(5,068)
Preferred stock dividends					(408)	(408)
Balances at March 31, 2001	3,101	3,866	3,101	(1,140)	21,007	26,834
Net loss for the year					(4,501)	(4,501)
Net unrealized loss on marketable securites, net of taxes of $465,000				(901)		(901)
Realized loss on marketable securites, net of taxes of $1,056,000				2,047		2,047
Unrealized loss on swap agreement				(84)		(84)
Total Comprehensive Loss						(3,439)
Preferred stock dividends					(408)	(408)
Balances at March 31, 2002	3,101	3,866	3,101	(78)	16,098	22,987
Net loss for the year					(12,825)	(12,825)
Net unrealized loss on marketable securites, net of taxes of $29,000				(56)		(56)
Realized income on marketable securites, net of taxes of $2,000				(6)		(6)
Unrealized loss on swap agreement				(158)		(158)
Total Comprehensive Loss						(13,045)
Preferred stock dividends					(408)	(408)
BALANCES AT MARCH 31, 2003	3,101	$ 3,866	$ 3,101	$ (298)	$ 2,865	$ 9,534

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
MAXCO, INC. AND SUBSIDIARIES

	Year Ended March 31, 2003	2002	2001
		(in thousands)	
Operating Activities			
Net loss	$ (12,825)	$ (4,501)	$ (4,805)
Loss from discontinued operations	1,737	2,674	1,010
Loss from continuing operations	(11,088)	(1,827)	(3,795)
Advances (to) from discontinued operations	(1,485)	4,994	6,225
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	2,919	2,935	2,394
Amortization	30	277	397
Equity in net loss of affiliates	614	528	2,098
Deferred federal income taxes	(1,013)	293	(745)
(Gain) loss on sale of investments	265	(2,447)	(675)
Gain on sale of buildings	(149)	-	-
Loss on investments	9,320	3,103	1,362
Changes in operating assets and liabilities:			
Accounts receivable	(2,417)	(787)	178
Inventories	180	360	(175)
Income tax refunds	4,635	-	-
Prepaid expenses and other	(428)	(1,596)	(170)
Accounts payable and other current liabilities	871	(1,548)	3,000
Net Cash Provided by Operating Activities	2,254	4,285	10,094
Investing Activities			
Sale of businesses	7,723	-	-
Sale of buildings	2,496	-	-
Purchases of property and equipment	(531)	(572)	(6,463)
Sale of investments	326	750	1,143
Payments received on notes receivable	1,080	591	-
Net proceeds from marketable securities	-	-	2,530
Investment in affiliates	-	-	(272)
Other	513	94	487
Net Cash Provided by (Used in) Investing Activities	11,607	863	(2,575)
Financing Activities			
Net proceeds from (repayments on) lines of credit	471	(500)	(5,300)
Repayments on other debt obligations	(18,349)	(4,833)	(2,966)
Dividends paid on preferred stock	-	(306)	(408)
Proceeds from other debt obligations	4,063	-	1,473
Net Cash Used in Financing Activities	(13,815)	(5,639)	(7,201)
Increase (Decrease) in Cash	46	(491)	318
Cash at Beginning of Year	345	836	518
Cash at End of Year	$ 391	$ 345	$ 836
Supplemental cash flow disclosure:			
Interest paid	$ 1,677	$ 2,061	$ 2,732

See notes to consolidated financial statements.

March 31, 2003

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Maxco, Inc. ("the Company") is a Michigan corporation incorporated in 1946. Maxco currently operates in the heat-treating business segment through Atmosphere Annealing Inc., a production metal heat-treating service company. Maxco also has investments in real estate and investments representing less than majority interests in the following: a registered investor advisory firm; a registered broker-dealer of securities that is primarily focused on the trading of fixed income investments over the Internet; a company offering a business-to-business vertical web portal designed to bring solution-seekers together with solution-providers; a limited partnership that has equity investments in companies focused on the information technology, telecommunications, and medical technology markets; two technology-related businesses; and one energy-related business.

Financial Statement Presentation: The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. Due to current debt service requirements, there is substantial doubt about the Company's ability to operate as a going concern. The Company's ability to meet its short term and long term debt service and other obligations (including compliance with financial covenants) will be dependent upon its future operating performance and the successful renegotiation of its credit facilities. These dependencies will be subject to financial, business and other factors, certain of which are beyond the Company's control, such as prevailing economic conditions. There can be no assurance that the Company will be able to secure additional financing on satisfactory terms or in the near future. The Company believes that funds generated by its operations and anticipated funds available under other credit facilities will be sufficient to finance short term capital needs, as well as to fund existing operations for the foreseeable future. However, in the event that the Company is unable to successfully renegotiate its credit facilities, the Company has long term equity investments that it is actively liquidating to meet its debt service requirements.

Principles of Consolidation: The consolidated financial statements include the accounts of Maxco, Inc. and its majority owned subsidiaries. Upon consolidation, all intercompany accounts and transactions are eliminated. Investments in greater than 20% owned unconsolidated investments are accounted for under the equity method. Investments in less than 20% owned affiliates are accounted for under the cost method.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications: Certain items in the prior year financial statements have been reclassified to conform with the presentation used in 2003.

Cash and Cash Equivalents: The Company considers cash and other highly liquid investments, including investments in interest bearing repurchase agreements with less than 90-day maturities, as cash and cash equivalents.

Receivables: Trade accounts receivable represent amounts due from customers in the automotive industry, primarily in the mid-western United States. The Company does not require collateral or other security to support outstanding accounts receivable.

Allowance for Uncollectible Accounts Receivable: Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience.

Inventories: Inventories are stated at the lower of first-in, first-out cost or market and at March 31 consisted of the following:

	2003	2002
	(in thousands)	
Raw materials	$ -	$ 196
Work in progress	156	160
Finished goods	20	-
	$ 176	$ 356

Marketable Securities: Marketable securities are classified in accordance with FASB 115 as securities available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The amortized cost of securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income or loss. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income. The fair value of marketable securities is based on quoted market value.

In November 1999, Maxco began accounting for its investment in Provant, Inc. common stock as securities available for sale as defined by FASB 115. Consequently, the securities are carried at market value with the unrealized gains and losses net of tax, reported as a separate component of stockholders' equity. In 2003 and 2002, the Company realized losses on its investment in Provant common stock as an other than temporary impairment in its statement of operations of $1.4 million and $3.1 million, respectively. At March 31, 2003, the unrealized loss on this investment was approximately $56,000 net of tax.

Advances to Affiliates: The Company has advanced amounts to its real estate investment holding. These advances are unsecured and bear interest. As of March 31, 2003, the Company has advances to these affiliates totaling $3.0 million.

Properties and Depreciation: Property and equipment are stated on the basis of cost and include expenditures for new facilities, equipment, and those, which materially extend the useful lives of existing facilities and equipment. Equipment capitalized under lease agreements is not significant.

Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation for financial reporting purposes, including amortization of capitalized leases, is computed by the straight-line method based on the useful lives or lease terms of the assets (10 to 40 years for buildings and 3 to 10 years for equipment).

Federal Income Taxes: The Company accounts for income taxes in accordance with FASB Statement No. 109, *Accounting for Income Taxes* ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for net deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit, or future deductibility is uncertain.

Intangibles: Effective April 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142") which resulted in the discontinuance of amortization of goodwill and indefinite-lived intangible assets that were recorded in connection with previous business combinations. Goodwill, intangible, and other long-lived assets are reviewed by management for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If management believes impairment may exist, an assessment is performed. This assessment consists of comparing the estimated undiscounted future cash flows with the carrying amount of the long-lived assets. If the undiscounted future cash flows are less than the carrying amounts of the long-lived assets, the Company adjusts the carrying amount of the long-lived assets to their estimated fair value. Fair value is determined by anticipated future cash flows discounted at a rate commensurate with the risk involved. All of the Company's goodwill is related to the heat treating segment. Goodwill totaled approximately $1.4 million at March 31, 2003 and represented 3% of total assets. Amortization expense for the years ended March 31, 2003, 2002, and 2001 was $30,000, $277,000, and $434,000, respectively.

During 2003, the Company performed the impairment tests of its goodwill and indefinite-lived intangible assets required by SFAS No. 142. The Company's tests indicated that the fair value of its heat treating segment, which was determined by using discounted cash flows and market multiples, exceeded the carrying value. As a result, the Company did not record an impairment charge for this segment in the accompanying financial statements. The Company will continue to perform an impairment review on an annual basis (or more frequently if impairment indicators arise).

The following table presents net loss and net loss per share information as if goodwill were no longer amortized as of April 1, 2000:

	Year Ended March 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Net loss	$ (12,825)	$ (4,342)	$ (4,568)
Net loss per common share—basic and diluted	$ (4.27)	(1.53)	$ (1.60)

Revenue Recognition: The Company recognizes revenue from product sales upon transfer of title, which is upon shipment.

Advertising: Advertising costs are expensed as incurred. The amounts were not material for all years presented.

Shipping and Handling Costs: The Company recognizes shipping and handling costs as a component of cost of sales and operating expenses in the statement of operations.

Interest Rate Swap: The Company entered into an interest rate swap agreement to modify the interest characteristics of certain of its outstanding debt. The interest rate swap agreement is designated with the principal balance and term of a specific debt obligation. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The swap agreement was in a loss position of $242,000 at March 31, 2003.

Fair Value Disclosure: The carrying amounts of certain financial instruments such as cash and cash equivalents, accounts receivable, marketable securities, and accounts payable approximate their fair values.

Comprehensive Loss: The Company displays comprehensive loss in the Consolidated Statements of Stockholders' Equity. At March 31, 2003, accumulated other comprehensive loss consisted of the unrealized loss on marketable securities and the market value of the interest rate swap agreement.

Stock Options: The Company has elected to follow APB No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has elected to adopt only the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." There is no difference between the accompanying income statement following APB No. 25 and the pro forma income statement following SFAS 123.

New Financial Accounting Pronouncements:
In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Company has not guaranteed any new obligations subsequent to December 31, 2002. In addition, the Company has provided additional disclosures in the accompanying financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002, and are included in the notes to the financial statements included in this Form 10-K.

NOTE 2 – INVESTMENT IN INTEGRAL VISION, INC. (FORMERLY MEDAR, INC.)

At March 31, 2003, Maxco owned 2,240,605 shares of Integral Vision's common stock (aggregate market value of $560,000), representing approximately 24% of Integral Vision's total common stock outstanding.

During the quarter ended September 30, 1997, the Company participated in a private placement by Integral Vision of $7.0 million of subordinated debentures. Maxco purchased $750,000 of these debentures representing 10.7% of the total placed. Maxco also received warrants to purchase 150,000 shares of Integral Vision stock with a current conversion price of $5.19, which were all outstanding and exercisable at March 31, 2003. In connection with this transaction, Maxco also purchased 150,000 shares of previously unissued Integral Vision stock at $5.00 per share. Maxco received payment on June 30, 1999 of the balance due on subordinated debentures of $750,000. In a separate transaction, Maxco purchased $120,000 of Integral Vision debentures all of which were outstanding as of March 31, 2003. In connection with this transaction, Maxco received warrants to purchase 240,000 shares of Integral Vision stock with a current conversion price of $0.25 per share, all of which were outstanding and exercisable at March 31, 2003. Maxco's investment in Integral Vision is accounted for under the equity method for all periods presented.

In accordance with APB 18, the Company recorded charges of $122,000 and $1.4 million in 2003 and 2001, respectively, to recognize declines in the value of its investment in Integral Vision that were deemed other than temporary. The charges are included in loss on investment for the years ended March 31, 2003 and 2001. Integral Vision had a net loss for the year ended March 31, 2003 of approximately $1.9 million, a net loss of $6.8 million in 2002, and net income of $8.0 million in 2001.

Maxco's equity share of Integral Vision's losses for the years ended March 31, 2003, 2002 and 2001 were approximately $456,000, $182,000 and $2.0 million respectively, and are recorded net of deferred tax for these periods in equity in net income (loss) of affiliates, along with the equity results of other 50% or less owned affiliates accounted for under the equity method. For the years ended March 31, 2003, 2002, and 2001, Integral Vision's sales were $1.7 million, $2.0 million and $5.0 million, respectively.

NOTE 3 – DEBT

At March 31, 2003 the Company's heat treating segment, Atmosphere Annealing (Atmosphere), had a $4 million line of credit facility. This facility is secured by Atmosphere's assets. The amount that can be borrowed under this facility is dependent on certain accounts receivable levels at Atmosphere. At March 31, 2003, based on these specific collateral levels, Atmosphere could borrow up to $4.0 million under its line of credit, approximately all of which was borrowed. The line is under forbearance which expires in July 2003.

Under the terms of its bond agreements, Atmosphere must make monthly deposits into sinking funds, the balance of which is used annually to reduce the principal amount owed on the bonds. The balance in the sinking funds was approximately $318,000 at March 31, 2003.

Long-term obligations at March 31 consisted of the following:

	2003	2002
	(in thousands)	
Tax exempt revenue bonds (variable interest rate)	$ -	$ 2,927
Taxable revenue bonds (fixed interest rate of 5.34%)	-	3,594
Mortgage notes payable (various interest rates ranging up to 9.0%)	-	882
Equipment purchase contracts and capitalized lease obligations (various interest rates)	109	4,333
Subordinated debt (fixed interest rate of 10%)	1,999	2,307
	2,108	14,043
Less current maturities	995	2,663
	$ 1,113	$ 11,380

At March 31, 2003, the Company classified $14.5 million of its debt as short term. Forbearance agreements have been reached with two principal lenders which expire in 2003. The Company is currently pursuing other financing options.

On November 14, 2002, Maxco completed an agreement to sell its wholly owned subsidiary, Ersco Corporation to Contractor Supply Incorporated for cash and retired certain other debt of Maxco in excess of the sale price resulting in a short term note payable to the purchaser of approximately $4.1 million.

The Company's weighted average short-term borrowing rate was 6.2% and 6.3% at March 31, 2003 and 2002, respectively.

In December 1998, Maxco entered into a swap agreement with a notional amount of approximately $5.0 million converting its variable rate taxable revenue bonds to a fixed rate of 5.34%, which matures in December 2005. The swap agreement was in a loss position of $242,000 at March 31, 2003.

Notes and contracts payable are generally collateralized by assets purchased with proceeds of the borrowings. The aggregate principal maturities of long-term debt are approximately $995,000 in 2004, $767,000 in 2005, and $346,000 thereafter.

The Company has guaranteed various debt obligations of certain real estate and other investments in an aggregate amount of approximately $5.1 million as of May 31, 2003 ($40.0 million at May 31, 2002). Certain of the debt agreements related to its real estate investments, which Maxco and other guarantors have guaranteed, are in default at March 31, 2003. Extensions or forbearance agreements have been issued by some of the respective banks and the applicable entities are currently working to liquidate the properties to satisfy the requirements of the lenders. L/M Associates and Maxco, and other interested parties, have reached an agreement with the lender for final resolution of the matter. As a result, Maxco's guarantee exposure under the issue is limited to $100,000. The Company is hopeful that the properties will be sold or refinanced prior to the completion of any foreclosure action. The Company does not believe that there is any unusual degree of risk related to these guarantees because of sufficient underlying asset values supporting the respective debt obligations.

NOTE 4 – PREFERRED STOCK

Maxco may issue up to 100,000 shares of preferred stock with terms determined by Maxco's Board of Directors.

Series Three Preferred Stock is voting stock on a par with the common stock, and has twenty votes per share. Quarterly cumulative dividends are provided at the annual rate of 10% of face value annually, subject to the restrictions of Michigan corporate law and the discretion of the Maxco Board of Directors. The stock is callable at the option of the Company, with the call price declining at the rate of one percent per year to a minimum price after February 1999, equal to face value ($60 per share).

Series Four Preferred Stock is cumulative, callable at the Company's option, is non-voting, has no conversion rights, and pay an annual dividend at the rate of 10% of face value annually.

Series Five Preferred shares have a face value of $120, are callable at the Company's option, are non-voting, have no conversion rights, and pay a quarterly cumulative dividend at the rate of 10% of face value annually.

Series Six Preferred Stock, established February 4, 1999, is voting stock on a par with the common stock, and has twenty votes per share. Quarterly cumulative dividends are provided at the annual rate of 10% of face value annually, subject to the restrictions of Michigan corporate law and the discretion of the Maxco Board of Directors. The stock is callable, at the option of the Company, at any time after the second anniversary of their issuance in whole or in part. The call price will be face value ($160 per share) plus a declining premium amount, which shall be equal to 5% until the third anniversary of issuance and shall decline 1% annually thereafter to zero following the seventh anniversary.

Effective January 1, 2002, the Maxco Board of Directors suspended the payment of dividends on all preferred stock. These dividend payments have been accrued in the accompanying financial statements and totaled approximately $612,000 at March 31, 2003, or $.20 per common share.

NOTE 5 – STOCK OPTIONS

Under the terms of Maxco's incentive common stock option plan, options for the purchase of up to 500,000 shares of common stock may be granted and options are exercisable upon grant.

There were 155,000 stock options outstanding and exercisable at March 31, 2003 with a weighted average price of $7.77 per share and an exercise price ranging from $7.00 to $8.00. There were no options granted during the years ended March 31, 2003 and 2002. In 2001, there were 20,000 options granted at $7.00 per share. The weighted average remaining contractual life of the outstanding options is approximately four years.

The Company has elected to follow APB No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has elected to adopt only the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

Pro forma information regarding net income and earnings per share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of FAS 123. The Company has determined that the difference between the as reported net loss and loss per share and the pro forma net loss and net loss per share as if the options were accounted for under FAS 123 was immaterial for all periods presented.

NOTE 6 – EMPLOYEE SAVINGS PLAN

Company contributions charged to operations under the employee savings plans were approximately $160,000, $167,000, and $196,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

NOTE 7 – FEDERAL INCOME TAXES

The provision (benefit) for federal income taxes consists of the following:

	Year Ended March 31, 2003	2002	2001
		(in thousands)	
Current benefit	$ -	$ (868)	$ -
Deferred expense (benefit)	(875)	293	(745)
	(875)	(575)	(745)
Deferred amount allocated to equity in income of affiliates	(316)	(273)	(1,081)
Amount allocated to discontinued operations	(890)	(1,385)	(548)
	$ (2,081)	$ (2,233)	$ (2,374)

The reconciliation of income taxes computed at the United States federal statutory tax rate to income tax expense (benefit) is as follows:

	Year Ended March 31,		
	2003	2002	2001
	(in thousands)		
Income taxes computed at United States statutory rate (34%)	$ (3,859)	$ (637)	$ (830)
Valuation allowance	3,006	-	-
Other	(22)	62	85
	$ (875)	$ (575)	$ (745)

Federal income taxes paid by Maxco were $150,000 in 2001. No federal income taxes were paid in 2003 or 2002.

Due to enacted changes in the tax law, the Company carried back its net operating losses at March 31, 2001 and 2002 against the Company's taxable income in 1997. As a result, the Company had a $3.9 million income tax receivable at March 31, 2002. Maxco received $4.6 million in federal income tax refunds in 2003. As of March 31, 2003, the Company has a net operating loss (NOL) carryforward of $2.1 million which expires in 2023.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of March 31 were as follows:

	2003	2002
	(in thousands)	
Deferred Tax Liabilities:		
Depreciation	$ 2,562	$ 3,523
Additional consideration on sale of investment	-	918
Other	-	9
Total Deferred Tax Liabilities	2,562	4,450
Deferred Tax Assets:		
Net operating loss carryforward	714	-
Allowance for doubtful accounts	255	258
Marketable securities	1,546	1,052
Net cumulative unrealized equity losses	2,587	948
Other	466	863
Total Deferred Tax Assets	5,568	3,121
Valuation Allowance for Deferred Tax Assets	3,006	-
Net Deferred Tax Assets	2,562	3,121
Net Deferred Tax Assets (Liabilities)	$ -	$ (1,329)

In 2003, the Company recorded a deferred tax asset valuation allowance due to the uncertainty in the ultimate realization of its deferred tax assets.

Deferred tax assets and liabilities are recorded in the consolidated balance sheets at March 31 as follows:

	2003	2002
	(in thousands)	
Assets:		
Income taxes receivable and deferred taxes	$ -	$ 654
Deferred income taxes	-	-
	-	654
Liabilities:		
Deferred income taxes	-	1,983
Net Deferred Assets (Liabilities)	$ -	$ (1,329)

NOTE 8 – OTHER INVESTMENTS

Real Estate:

Maxco has ownership interests ranging from approximately 25 – 50% in primarily two LLC's (L/M Associates and L/M Associates II) which have been involved in the development and ownership of real estate in central Michigan. In early

MAXCO, INC. AND SUBSIDIARIES
SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Column A	Column B	Column C	Column D	Column E	Column F
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts--Describe	Deductions--Describe	Balance at End of Period
Accounts Receivable:					
Year ended March 31, 2003:					
Allowance for doubtful accounts	$ 143	$ 7	$ -	$ -	$ 150
Year ended March 31, 2002:					
Allowance for doubtful accounts	177	24	-	58 (A)	$ 143
Year ended March 31, 2001:					
Allowance for doubtful accounts	193	(11)	-	5 (A)	$ 177
Notes Receivable:					
Year ended March 31, 2003:					
Allowance for doubtful accounts	$ 1,291	$ 521	$ -	$ 1,212 (A)	$ 600
Year ended March 31, 2002:					
Allowance for doubtful accounts	335	290	666 (B)	-	$ 1,291
Year ended March 31, 2001:					
Allowance for doubtful accounts	-	335	-	-	$ 335
Income Tax Assets:					
Year ended March 31, 2003:					
Valuation allowance	$ -	$ 3,006	$ -	$ -	$ 3,006

(A) Represents uncollectible accounts written off, less recoveries.
(B) Represents a reclass from the prior year from contingent liability.

CORPORATE DATA

Corporate Headquarters

1118 Centennial Way
Lansing, MI 48917
(517) 321-3130

Stock Trading

National Smallcap Market Issue
NASDAQ
Symbol: MAXC

Directors and Executive Officers

Max A. Coon
President and Chairman of the Board, MAXCO, Inc.

Eric L. Cross
Executive Vice President and Secretary, MAXCO, Inc.

Sanjeev Deshpande
President of Atmosphere Annealing, Inc.

Charles J. Drake
Chairman of the Board and Chief Executive Officer, Integral Vision, Inc.

Joel I. Ferguson
President, F & S Development Company

Richard G. Johns
Vice President, MAXCO, Inc.

David R. Layton
President, Layton & Richardson, P.C.

Samuel O. Mallory
Director of Maxco, Inc.; Investor

Vincent Shunsky
Vice President Finance and Treasurer, MAXCO, Inc.

Independent Auditors

Ernst & Young LLP
Detroit, MI

General Counsel

Warren Cameron Faust & Asciutto, P.C.
Okemos, MI

Transfer Agent

Registrar and Transfer Company
Cranford, NJ
(908) 497-2300

Annual Meeting

The annual meeting of shareholders will be held on January 13, 2004, 3:30 p.m. local time, at the Company's Corporate office, 1118 Centennial Way, Lansing, Michigan 48917.

Investor Information

A copy of MAXCO's annual report to the Securities Exchange Commission on Form 10-K will be sent to shareholders without charge upon request.

Additional Information may be obtained on the World Wide Web at www.maxc.com

NOTE 10 – INDUSTRY SEGMENT INFORMATION

The following summarizes Maxco's industry segment information:

	2003	2002	2001
		(in thousands)	
Net Sales:			
Heat treating	$ 36,740	$ 34,364	$ 39,229
Corporate and other	87	332	331
Total Net Sales	$ 36,827	$ 34,696	$ 39,560
Operating Earnings (Loss)			
Heat treating	$ 2,147	$ 2,482	$ 3,670
Corporate and other	(2,681)	(2,491)	(3,288)
Total Operating Earnings (Loss)	$ (534)	$ (9)	$ 382
Identifiable Assets:			
Heat treating	$ 29,589	$ 31,444	$ 34,714
Corporate and other	4,194	17,316	13,076
Investments and advances	4,165	9,026	11,232
Discontinued operations	474	29,252	38,428
Total Identifiable Assets	$ 38,422	$ 87,038	$ 97,450
Depreciation and Amortization Expense:			
Heat treating	$ 2,901	$ 2,930	$ 2,375
Corporate and other	48	282	415
Total Depreciation and Amortization Expense	$ 2,949	$ 3,212	$ 2,790
Capital Expenditures:			
Heat treating	$ 531	$ 572	$ 6,455
Corporate and other	-	-	8
Total Capital Expenditures	$ 531	$ 572	$ 6,463

Accounting policies of the business segments are consistent with those described in the summary of significant accounting policies (see Note 1).

Identifiable assets are those assets that are used in Maxco's operations in each industry segment. Corporate assets are principally cash, notes receivable, investments, and corporate office properties.

Maxco has no significant foreign operations, export sales, or inter-segment sales.

The nature of the Company's services may produce sales to one or a small number of customers in excess of 10% of total sales in any one year. It is possible that the specific customers reaching this threshold may change from year to year. Loss of any one of these customers could have a material impact on the Company's results of operations. For the year ended March 31, 2003 sales to Honda of America Manufacturing, Inc. and GM Powertrain represented 27.2% and 17.3% of consolidated sales, respectively. Amounts due from these customers represented 41.8% of the respective outstanding trade receivable balance at March 31, 2003. For the year ended March 31, 2002 sales to Honda of America Manufacturing, Inc. and GM Powertrain represented 20.1% and 15.7% of consolidated sales, respectively. Amounts due from these customers represented 37.5% of the respective outstanding trade receivable balance at March 31, 2002. For the year ended March 31, 2001 sales to Honda of America Manufacturing, Inc. and GM Powertrain represented 14.8% and 20.7% of consolidated sales, respectively.

NOTE 11 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended March 31, 2003	2002	2001
	(in thousands except per share data)		
Numerator:			
Loss from continuing operations	$ (11,088)	$ (1,828)	$ (3,795)
Loss from discontinued operations	(1,737)	(2,673)	(1,010)
Net Loss	(12,825)	(4,501)	(4,805)
Preferred stock dividends	(408)	(408)	(408)
Numerator for basic and diluted earnings per share— loss available to common stockholders	$ (13,233)	$ (4,909)	$ (5,213)
Denominator:			
Denominator for basic and diluted earnings per share-- weighted average shares	3,101	3,101	3,101
Basic and Diluted Loss Per Share			
Continuing operations	$ (3.71)	$ (0.72)	$ (1.35)
Discontinued operations	(0.56)	(0.86)	(0.33)
	$ (4.27)	$ (1.58)	$ (1.68)

NOTE 12 — DISCONTINUED OPERATIONS

Effective September 27, 2002, Maxco agreed to sell the business and substantially all the assets (consisting principally of accounts receivable, inventory and fixed assets) of Maxco's wholly owned subsidiary, Pak Sak Industries, Inc. to Packaging Personified, Inc. and related parties. The assets were purchased for cash and an assumption of certain liabilities. The Company adjusted the carrying value of Pak Sak to the sale price resulting in a pre-tax charge of $540,000 to discontinued operations in the second quarter. The sale closed on November 27, 2002.

On November 14, 2002, Maxco completed an agreement to sell its wholly owned subsidiary Ersco Corporation to Contractor Supply Incorporated for cash and the retirement of certain other debt of Maxco in excess of the sale price resulting in a note payable to the purchaser of approximately $4.1 million. The Company adjusted the carrying value of Ersco to the estimated sale price resulting in a pre-tax charge of $2.0 million to discontinued operations in the second quarter. Goodwill at Ersco totaled $579,000 as of the date of sale.

Sales and operating earnings for Ersco and Pak Sak for the years ended March 31, 2003, 2002, and 2001 were as follows:

	Year Ended March 31, 2003 [A]	2002	2001
	(in thousands)		
Net sales:			
Ersco	$ 61,421	$ 88,823	$ 102,501
Pak Sak	8,051	13,033	15,255
	$ 69,472	$ 101,856	$ 117,756
Pre-tax loss:			
Ersco	$ (2,056)	$ (3,752)	$ (1,233)
Pak Sak	(576)	(307)	(324)
	$ (2,632)	$ (4,059)	$ (1,557)

[A] Results for the year ended March 31, 2003 are through the respective dates of sale and include adjustments to the sales price.

Effective April 1, 2002, the Company adopted FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The results of operations for these units have been reported separately as discontinued operations in the consolidated statements of operations for the current and prior periods.

NOTE 13 – SUBSEQUENT EVENT

On April 15, 2003, the Company sold land it had previously held for sale for $1.0 million, the proceeds of which were primarily used to retire debt.

MAXCO, INC. AND SUBSIDIARIES
SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Column A	Column B	Column C	Column D	Column E	Column F
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts--Describe	Deductions--Describe	Balance at End of Period
Accounts Receivable:					
Year ended March 31, 2003:					
Allowance for doubtful accounts	$ 143	$ 7	$ -	$ -	$ 150
Year ended March 31, 2002:					
Allowance for doubtful accounts	177	24	-	58 (A)	$ 143
Year ended March 31, 2001:					
Allowance for doubtful accounts	193	(11)	-	5 (A)	$ 177
Notes Receivable:					
Year ended March 31, 2003:					
Allowance for doubtful accounts	$ 1,291	$ 521	$ -	$ 1,212 (A)	$ 600
Year ended March 31, 2002:					
Allowance for doubtful accounts	335	290	666 (B)	-	$ 1,291
Year ended March 31, 2001:					
Allowance for doubtful accounts	-	335	-	-	$ 335
Income Tax Assets:					
Year ended March 31, 2003:					
Valuation allowance	$ -	$ 3,006	$ -	$ -	$ 3,006

(A) Represents uncollectible accounts written off, less recoveries.
(B) Represents a reclass from the prior year from contingent liability.

CORPORATE DATA

Corporate Headquarters

1118 Centennial Way
Lansing, MI 48917
(517) 321-3130

Stock Trading

National Smallcap Market Issue
NASDAQ
Symbol: MAXC

Directors and Executive Officers

Max A. Coon
President and Chairman of the Board, MAXCO, Inc.

Eric L. Cross
Executive Vice President and Secretary, MAXCO, Inc.

Sanjeev Deshpande
President of Atmosphere Annealing, Inc.

Charles J. Drake
Chairman of the Board and Chief Executive Officer, Integral Vision, Inc.

Joel I. Ferguson
President, F & S Development Company

Richard G. Johns
Vice President, MAXCO, Inc.

David R. Layton
President, Layton & Richardson, P.C.

Samuel O. Mallory
Director of Maxco, Inc.; Investor

Vincent Shunsky
Vice President Finance and Treasurer, MAXCO, Inc.

Independent Auditors

Ernst & Young LLP
Detroit, MI

General Counsel

Warren Cameron Faust & Asciutto, P.C.
Okemos, MI

Transfer Agent

Registrar and Transfer Company
Cranford, NJ
(908) 497-2300

Annual Meeting

The annual meeting of shareholders will be held on January 13, 2004, 3:30 p.m. local time, at the Company's Corporate office, 1118 Centennial Way, Lansing, Michigan 48917.

Investor Information

A copy of MAXCO's annual report to the Securities Exchange Commission on Form 10-K will be sent to shareholders without charge upon request.

Additional Information may be obtained on the World Wide Web at www.maxc.com